UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 001-31343 (Associated Banc-Corp)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ASSOCIATED BANC-CORP
433 Main Street
Green Bay, Wisconsin 54301

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedule
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan
Green Bay, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of and for the year ended December 31, 2017 were audited by Schenck SC, whose practice became part of CliftonLarsonAllen LLP as of January 1, 2019, and whose report dated June 22, 2018, expressed an unmodified opinion on those statements.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to the audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/CliftonLarsonAllen LLP
We have served as the Plan's auditor since 2019.

Green Bay, Wisconsin
June 27, 2019

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets:
Investments, at fair value:
Collective trust funds	$180,574,889	$186,729,384
Associated Banc-Corp Common Stock Fund	43,015,717	45,217,569
Mutual funds	348,923,346	334,306,091
Cash surrender value of life insurance	68,800	66,741
Total investments at fair value	572,582,752	566,319,785
Investments, at contract value:
Group Annuity Contracts	542,117	54,807
Total investments	573,124,869	566,374,592
Receivables:
Accrued interest, dividends and capital gains distributions receivable	4,251	2,357
Due from broker for securities sold	135,870	89,094
Notes receivable from participants	7,159,849	5,969,963
Employer contribution receivable	15,473,957	13,655,018
Total receivables	22,773,927	19,716,432
Cash	589,904	932,144
Total assets	596,488,700	587,023,168
Liabilities:
Administrative expenses payable	164,700	206,462
Due to broker for securities purchased	450,181	1,076,129
Total liabilities	614,881	1,282,591
Net assets available for benefits	$595,873,819	$585,740,577
See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2018	2017
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(46,515,231)	$73,226,459
Interest and dividends	6,773,596	5,483,692
Total investment income (loss)	(39,741,635)	78,710,151
Interest income on notes receivable from participants	400,921	317,574
Contributions:
Participant	26,685,727	23,696,484
Employer	15,475,263	13,655,018
Rollover	5,592,006	3,594,763
Total contributions	47,752,996	40,946,265
Total additions	8,412,282	119,973,990
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	53,677,489	48,072,552
Insurance premiums	2,893	2,893
Administrative expenses	854,185	881,949
Total deductions	54,534,567	48,957,394
Net increase (decrease) in net assets available for plan benefits before transfers	(46,122,285)	71,016,596
Transfer from Bank Mutual 401(k) Plan	43,029,455	—
Transfer from Whitnell 401(k) Plan	3,693,420	—
Transfer from Diversified 401(k) Plan	7,537,769	—
Transfer form Anderson 401(k) Plan	1,994,883	—
Net increase in net assets available for plan benefits after transfers	10,133,242	71,016,596
Net assets available for benefits:
Beginning of year	585,740,577	514,723,981
End of year	$595,873,819	$585,740,577
See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Description of the Plan
The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the “Plan”) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
Background
Associated Banc-Corp (the “Corporation”) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (the "Code") Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
In February 2018, the Corporation completed its acquisition of Bank Mutual Corporation. In connection with the acquisition, the Bank Mutual 401(k) Plan was transferred into the Plan in May 2018. Additionally, in the fourth quarter of 2017, first quarter of 2018, and second quarter of 2018 the Corporation completed the acquisitions of Whitnell, Diversified, and Anderson, respectively. In connection with these acquisitions, their 401(k) Plans were transferred into the Plan in March 2018, August 2018, and July 2018, respectively.
Participants
Employees of the Corporation and its subsidiaries that have adopted the Plan are eligible to participate in the employer contribution provisions of the Plan if they were employed on the last day of the year (December 31) and they completed 1,000 hours of service during the calendar year (exceptions for death, disability, and retirement). Employees are eligible to participate in the employee 401(k) contribution portion of the Plan once they complete 1 hour of service annually.
In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% of their compensation and the limitations ($18,500 for 2018 and $18,000 for 2017) of Section 402(g) of the Code in increments of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. New plan participants are automatically enrolled to contribute 5% of their annual compensation on a pre-tax basis. Participants can change this percentage at any time. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($6,000 for both 2018 and 2017) of, Section 414(v) of the Code. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.
The Plan provides for a discretionary Corporation matching contribution. For 2018 and 2017, the discretionary match was equal to 100% of the first 5% deferred for plan participants who met the allocation conditions.
Vesting
Participants are 100% vested in both employee and Corporation matching contributions to the Plan.
Investment of Plan Assets
At December 31, 2018, participants could direct their accounts to be invested in the Associated Banc-Corp Common Stock Fund, collective trust funds and mutual funds offered by the Plan as investment options. Plan assets are held in trust with Associated Trust Company, N.A. (the "Trustee") a subsidiary of Associated Bank, N.A. (the "Bank"), which is a subsidiary of the Corporation.
The following is a brief description of each fund:

Associated Trust Company, N.A. Balanced Lifestage Fund - The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Associated Trust Company, N.A. Growth Balanced Lifestage Fund - The fund is designed to seek both long-term growth of capital and a modest amount of income and stability through a mixture of stocks and bonds. The equity portion of the portfolio will consist of a diversified mix of stocks with an emphasis on large company stocks, but will also include mid-cap, small-cap, and foreign stocks. The remainder of the portfolio will consist of short to intermediate-term, investment grade bonds.
Associated Trust Company, N.A. Growth Lifestage Fund - The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The objective is long-term growth and current income is incidental to the primary focus. The portfolio will consist of a diversified mix of stocks with an emphasis on large company stocks, but will also include mid-cap, small-cap, and foreign stocks.
Associated Trust Company, N.A. Core Bond Fund - The fund is designed to earn a competitive total return through diversified investments in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage-backed securities. The investment objective of this fund is a competitive total return through diversified investment in high quality fixed income securities primarily issued by the United States, federal agencies, public corporations as well as mortgage backed, asset backed, and certificate of deposit issues. The duration of the fund will remain within 1.5 years of the Barclays Government/Corporate Bond Index.
Associated Trust Company, N.A. Short Term Bond Fund - The fund is designed to earn a competitive total return through diversified investments in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage-backed securities. The investment objective of the Fund is current income and safety of principal. The fund will invest primarily in U.S. Treasury notes, government agencies, and high quality corporate bonds. Average maturity of the fund will generally be limited to less than five years. A significant portion of the investment return will be in the form of interest income.
Associated Trust Company, N.A. Conservative Balanced Lifestage Fund - The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment in stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.
Associated Money Market Fund - This investment alternative is designed to provide safety of principal. This fund will be invested in short-term Treasury Bills and repurchase agreements.
Associated Banc-Corp Common Stock Fund - The fund is designed to share in the performance of Associated Banc-Corp. The share price and return will vary according to factors affecting the Associated Banc-Corp common stock.
American New World Fund - The fund is designed to achieve long-term capital appreciation. The fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets.
Baird MidCap Fund - The fund seeks long-term growth of capital. The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of U.S. and foreign mid-capitalization companies, principally common stocks, preferred stocks, securities convertible into common stocks and American Depositary Receipts ("ADRs") that are traded on major U.S. exchanges.
Dodge & Cox Stock Fund - The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 80% of assets in common stocks, including depositary receipts evidencing ownership of common stocks.
EuroPacific Growth Fund - The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the Pacific Basin.
Growth Fund of America - The fund is designed to achieve growth of capital. The fund invests primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital. It may invest a portion of its assets in securities of issuers domiciled outside the United States.
Harbor Small Cap Growth - RET - The investment seeks long-term growth of capital. The fund invests primarily in equity securities, principally common and preferred stocks of small cap companies. Under normal market conditions, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of small cap companies. The adviser defines small cap companies as those with market capitalizations that fall within the range of the Russell 2000® Growth Index.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Janus Henderson Small Cap Value Fund - The fund is designed to achieve capital appreciation. The fund invests at least 80% of assets in equity securities of small companies whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000® index.
Templeton Global Bond Advisor Fund - The fund is designed to achieve current income with capital appreciation and growth of income. The fund normally invests at least 80% of net assets in bonds issued by governments and government agencies located around the world. It also may invest up to 25% of total assets in bonds that are rated below investment grade.
Templeton Institutional Foreign Equity Fund - The fund is designed to achieve long-term capital growth. The fund normally invests at least 80% of net assets in foreign (non-U.S.) equity securities. It also invests in depositary receipts and emerging market countries.
Vanguard Extended Market Index - The fund seeks to track a benchmark index that measures the investment return of small- and mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of S&P Completion Index, a broadly diversified index of stocks of small and mid-size U.S. companies.
Vanguard Institutional Index Fund - The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests all, or substantially all, of its assets in the stocks that make up the S&P 500 in approximately the same proportion as they are represented in the Index.
Vanguard Target Retirement Series (2015-2065) - These 11 funds seek to provide capital appreciation and current income consistent with its current asset allocation. The funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of each respective target year.
Vanguard Target Retirement Fund - The fund is designed to provide current income and some capital appreciation. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.
Vanguard Total Bond Market Index - The fund is designed to replicate the aggregate price and yield performance of Bloomberg Barclays U.S. Aggregate Float Adjusted Index.
Vanguard Total International Stock Index - The fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States. The fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a float-adjusted market-capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States. It invests all, or substantially all, of its assets in the common stocks included in its target index.
Virtus Mid-Cap Value Equity Fund - The fund is designed to provide capital appreciation; current income is a secondary objective. The fund invests at least 80% of its assets in U.S. equity securities of mid-cap companies. The subadvisor considers mid-cap companies to be companies with market capitalization similar to those of companies in the Russell Midcap® Index.
Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.
Notes Receivable From Participants
A participant may request a loan for any reason. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. Participant loans will not be granted for less than $1,000.
A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate plus 2% offered by the Bank. Interest rates range from 4.00% to 9.00%. The loan will provide bi-weekly payments (if non-exempt) or semi-monthly payments (if exempt) under a level amortization schedule of not greater than 5 years unless the loan is used to acquire a principal residence in which case, the maximum term of the loan would be 15 years. The Plan may also hold

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the Plan document.
Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.
Distributions
Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document.  If employment has terminated, the participant cannot delay distribution past April 1 of the year following the year in which he or she attains age 70½. Participants may withdraw amounts for any reason upon reaching age 59½. Earnings are credited to a participant’s account through the date of distribution.
Distributions are made in cash or, if a participant has investments in Corporation common shares, the participant may elect to receive the distribution of that particular investment in the form of Corporation common shares plus cash for any fractional share.
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.

Termination of Plan
While the Corporation has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies consistently followed by the Plan in the preparation of the financial statements:
Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in the economic environment, financial markets, and any other parameters used in determining these estimates and assumptions could cause actual results to differ.

Reclassification
Certain amounts in the 2017 financial statements have been reclassified to conform to the presentation in the 2018 financial statements with no impact on previously reported net assets available for benefits or changes in net assets available for benefits.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Risks and Uncertainties
The Plan, at the direction of the participant, invests in various investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.
a)Interest Rate
Interest rate risk refers to the impact of interest rate changes on the Plan’s financial position. Interest rate changes directly impact the fair value of U.S. government obligations and have an indirect impact on the other investments held by the Plan.
b)Market
Market risk is the risk that the fair value of an investment will fluctuate as a result of changes in market price.
c)Credit
Credit risk is associated with the potential failure of a counterparty to fulfill its obligations based on the contractual terms of the agreements. The amount of credit risk will increase or decrease during the lives of the investments as interest rates or foreign exchange rates or credit spreads fluctuate.

Investments and Income Recognition
Investment securities are recorded at fair value. Fair value of mutual funds is based on quoted market prices. The investments in units of the collective trust funds and Common Stock Fund are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note 6, Fair Value Measurements, for discussion of fair value measurements.
Fair values of cash surrender value of life insurance are provided by the underlying insurance providers at year-end and also upon individual policy surrender. As such, these holdings are valued at the year-end cash surrender values, which approximates fair value. Upon death of the participant, death benefits are paid directly to the beneficiary from the insurance provider and not by the Plan. Any cash surrender value upon termination of a life insurance policy is paid directly to the terminated participant or to the Plan for active participants.
Investments valued at contract value are group annuity contracts with Great-West Life & Annuity Insurance Company and Principal Life Insurance Company. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Great-West Life & Annuity Insurance Company and Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses.
Plan assets are held by the Trustee. Net appreciation (depreciation) of investments includes realized gains and losses on investments purchased and sold and changes in appreciation (depreciation) for the period. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Operating Expenses
Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the Plan are paid by the Plan.
Future Accounting Pronouncements
In August 2018, the FASB issued an amendment to add, modify, and remove disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the FASB Concepts Statement "Conceptual Framework for Financial Reporting", including the consideration of costs and benefits. The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Plan is currently evaluating the impact.

(3)	Transactions with Related Parties
The Associated Banc-Corp Common Stock Fund at December 31, 2018 and 2017 included 2,148,475 shares and 1,761,361 shares, respectively, of common stock of the Corporation with fair values of $42,519,720 and $44,738,989, respectively. Dividend income from Corporation stock totaled $1,272,838 and $902,672 in 2018 and 2017, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2018 and 2017 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $495,997 and $478,580, respectively. The Goldman Sachs Government Money Market Institutional Fund is an unrelated party.
Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. These expenses totaled $854,185 in 2018 and $881,949 in 2017 and were paid by the Plan. Additionally, Associated Trust Company, N.A. performs loan recordkeeping services for the Plan. Fees for these services are paid directly by participants and totaled $86,575 in 2018 and $82,075 in 2017.
The Plan invests in various Associated Trust Company, N.A. collective trust funds and a Money Market Fund. As of December 31, 2018 and 2017, $180,574,889 and $186,729,384, respectively, were invested in Associated Trust Company, N.A. collective trust funds.

(4)	Reconciliation to Form 5500
The following is a reconciliation of the net increase (decrease) in net assets available for plan benefits before transfers per the financial statements to Form 5500:

	2018	2017
Net increase (decrease) in net assets available for benefits	$(46,122,285)	$71,016,596
Reversal of previous year excess contributions payable	—	(53,137)
Net income (loss) per Form 5500	$(46,122,285)	$70,963,459

(5)	Income Taxes
The Plan Administrator received a favorable tax determination letter, dated August 26, 2014, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(6)	Fair Value Measurements
Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.
Level 1 inputs – utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 inputs – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
Level 3 inputs – unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.
Various inputs are used in determining the fair value of the Plan’s investments as of the reporting period end. The designated input levels are not necessarily an indication of the risk or liquidity associated with this investment.
The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2018 and 2017, respectively, and there have been no transfers between fair value levels.
Collective trust funds and Common Stock Fund: Valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

The following table sets forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2018 and 2017, respectively:

Investments at December 31, 2018:	Fair Value	Level 1	Level 2	Level 3
Investments measured in fair value hierarchy
Mutual funds	$348,923,346	$348,923,346	—	—
Cash surrender value of life insurance	68,800	—	—	68,800
Total investments measured in fair value hierarchy	$348,992,146	$348,923,346	$—	$68,800
Investments measured at NAV (1)
Collective trust funds	$180,574,889
Associated Banc-Corp Common Stock Fund	43,015,717
Total investments measured at NAV	$223,590,606
Total investments at fair value	$572,582,752

Investments at December 31, 2017:	Fair Value	Level 1	Level 2	Level 3
Investments measured at fair value in hierarchy
Mutual funds	$334,306,091	$334,306,091
Cash surrender value of life insurance	66,741			66,741
Total investments measured in fair value hierarchy	$334,372,832	$334,306,091	$—	$66,741
Investments measured at NAV (1)
Collective trust funds	$186,729,384
Associated Banc-Corp Common Stock Fund	45,217,569
Total investments measured at NAV	$231,946,953
Total investments at fair value	$566,319,785

(1)
Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

For the funds reported using the NAV, there are no restrictions on redemptions, nor are there any required commitments to invest in the funds. Investment decisions are fully directed by the participant.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2018 and 2017, respectively:

	Cash surrender value of life insurance
	2018	2017
Beginning balance	$66,741	$63,081
Unrealized gains	2,059	3,660
Ending balance	$68,800	$66,741
The amount of total gains for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$2,059	$3,660

(7)	Subsequent Events
The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2018 through June 27, 2019, the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements except for the following.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

On June 14, 2019, the Bank completed its acquisition of the Wisconsin branch banking operations of The Huntington National Bank ("Huntington"), a subsidiary of Huntington Bancshares Incorporated. Huntington employees became eligible to participate in the 401(k) immediately.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018
(b) Identity of issue, borrower, lessor, or similar party	(e) Current Value
Collective Trust Funds:
* Associated Trust Company, N.A. Balanced Lifestage Fund	$40,566,137
* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	24,039,864
* Associated Trust Company, N.A. Growth Lifestage Fund	42,559,246
* Associated Trust Company, N.A. Core Bond Fund	20,747,587
* Associated Trust Company, N.A. Short Term Bond Fund	7,996,451
* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	5,509,080
* Associated Money Market Fund	39,156,524
Total collective trust funds	$180,574,889

* Associated Banc-Corp Common Stock Fund	$43,015,717

Mutual Funds:
American New World Fund	$10,192,334
Baird MidCap Fund	26,453,276
Dodge & Cox Stock Fund	46,590,828
Europacific Growth Fund	19,796,308
Growth Fund of America	46,956,412
Harbor Small Cap Growth - RET	19,477,571
Janus Henderson Small Cap Value Fund	19,870,676
Templeton Global Bond Advisor Fund	5,895,825
Templeton Institutional Foreign Equity Fund	7,998,680
Vanguard Extended Market Index	3,898,517
Vanguard Institutional Index Fund	54,483,909
Vanguard Target Retirement 2015	3,478,408
Vanguard Target Retirement 2020	12,453,195
Vanguard Target Retirement 2025	9,336,487
Vanguard Target Retirement 2030	10,010,805
Vanguard Target Retirement 2035	7,020,211
Vanguard Target Retirement 2040	8,022,161
Vanguard Target Retirement 2045	5,795,406
Vanguard Target Retirement 2050	4,957,154
Vanguard Target Retirement 2055	3,147,902
Vanguard Target Retirement 2060	1,505,174
Vanguard Target Retirement 2065	79,036
Vanguard Target Retirement Fund	1,321,759
Vanguard Total Bond Market Index	1,759,397
Vanguard Total International Stock Index Fund	2,737,811
Virtus Mid-Cap Value Equity Fund	15,684,104
Total mutual funds	$348,923,346

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year) (Continued)

December 31, 2018
(b) Identity of issue, borrower, lessor, or similar party	(e) Current Value
Group Annuity Contracts:
Guaranteed Portfolio Fund	$6,697
Principal Fixed Income Guaranteed Fund	535,420
Total group annuity contracts	$542,117

Cash Surrender Value of Life Insurance:
Penn Mutual Life Insurance Co.	$10,682
The Guardian Insurance and Annuity Co.	43,951
General American Life Ins. Co.	14,166
Total cash surrender value of life insurance	$68,800
Total Investments per Statement of Net Assets	$573,124,869
* Notes receivable from participants (915 participant loans with interest rates ranging from 4.00% to 9.00% and maturity dates ranging from 1/11/2019 to 10/31/2033)	7,159,849
Total Investments per 5500	$580,284,718
* Denotes a party-in-interest
Numbers may not sum due to rounding.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK
OWNERSHIP PLAN

Date June 27, 2019	/s/ Angie M. DeWitt
Angie M. DeWitt, Executive Vice President and Chief Human Resources Officer

Date June 27, 2019	/s/ Tammy C. Stadler
Tammy C. Stadler, Executive Vice President, Principal Accounting Officer, and Corporate Controller